September 27, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:  Ardagh Metal Packaging S.A.

Registration Statement on Form F-4

File Number 333-259225

Ladies and Gentlemen:

Ardagh Metal Packaging S.A. (the “Company”) hereby requests that the effectiveness of the above-referenced registration statement on Form F-4 be accelerated so that it will become effective at 4:00 p.m. Eastern Time on September 29, 2021, or as soon thereafter as practicable.

Once the registration statement has been declared effective, please confirm effectiveness with our counsel, Shearman & Sterling LLP, by calling Richard B. Alsop at (212) 848-7333.

[Signature Page Follows]

R.C.S. Luxembourg: B 251465

Very truly yours,

ARDAGH METAL PACKAGING S.A.

By:	/s/ Oliver Graham
Name:	Oliver Graham
Title:	Chief Executive Officer

cc: Torsten Schoen, Chief Legal Officer & Company Secretary, Ardagh Group S.A.

Richard B. Alsop, Esq., Shearman & Sterling LLP